Filed Pursuant To Rule 433
Registration No. 333-167132
August 17, 2011
Solid as Gold: A Standard for the Ages
“The desire of gold is not for gold. It is for the means of freedom and benefit.” — Ralph Waldo Emerson
CHALLENGE
Among all precious metals, gold’s appeal is legendary. Since the beginning of time, gold has propelled the growth of empires, the birth of nations and the evolution of the world’s financial institutions.
To what can we attribute the enduring influence and intrigue of gold?
SOLUTION
Virtually indestructible, highly malleable, ductile and impervious to tarnishing, gold is among the most beautiful and useful elements in the world. Gold can be hammered into sheets so thin that light can pass through, and a single ounce can be drawn into a wire fifty miles long. Gold artifacts and coins buried thousands of years ago, when unearthed, look as lustrous as the day they were created.
Gold’s chemical and physical properties have long made it coveted by artisans and industry alike. But above its utility to craftsmen and industrialists, gold has been most revered as a form of currency.
BENEFITS
People typically have not sought or owned gold for gold’s sake, but for what it represents. An indestructible asset with a long and deep history, gold is perhaps the most long-standing store of financial value in the world’s history. Humans have been utilizing gold as both a form of currency and an investment for thousands of years. And throughout history, during periods of economic uncertainty when the values of many other assets have fallen, gold has commonly maintained its purchasing power.1 Consequently, over a long period of time, gold may be an effective tool for preserving wealth.
GOLD THROUGH THE CENTURIES

3000 BC	The Sumer civilization of southern Iraq uses gold to create a wide range of jewelry, often using sophisticated and varied styles still worn today.

1500 BC	The immense gold-bearing regions of Nubia make Egypt a wealthy nation, as gold becomes the recognized standard medium of exchange for international trade.

1091 BC	Little squares of gold are legalized in China as a form of money.

560 BC	The first coins made purely from gold are minted in Lydia, a kingdom of Asia Minor.

344 BC	Alexander the Great crosses the Hellespont with 40,000 men, beginning one of the most extraordinary campaigns in military history and seizing vast quantities of gold from the Persian Empire.

58 BC	After a victorious campaign in Gaul, Julius Caesar brings back enough gold to give 200 coins to each of his soldiers and repay all of Rome’s debts.

742 — 814 AD	Charlemagne overruns the Avars and plunders their vast quantities of gold, making it possible for him to take control over much of Western Europe.

1284 AD	Venice introduces the gold Ducat, which soon becomes the most popular coin in the world and remains so for more than five centuries.

1511 AD	King Ferdinand of Spain says to explorers, “Get gold, humanely if you can, but all hazards, get gold,” launching massive expeditions to the newly discovered lands of the Western Hemisphere.

1717 AD	Isaac Newton, Master of the London Mint, sets the price of gold that lasts for 200 years.

1848 AD	The California gold rush begins when James Marshall finds specks of gold in the water at John Sutter’s sawmill near the junction of the American and Sacramento Rivers.

1886 AD	George Harrison, while digging stones to build a house, discovers gold in South Africa.

1900 AD	The US adopts the gold standard for its currency.

1933 AD	President Franklin D. Roosevelt bans the export of gold, halts the convertibility of dollar bills into gold, orders US citizens to hand in all the gold they possess and establishes a daily price for gold.

1944 AD	The Bretton Woods agreement sets an international gold exchange standard and creates two new international organizations, the International Monetary Fund (IMF) and the World Bank. The new standard sets par values for currencies in terms of gold and obligates member countries to convert foreign official holdings of their currencies into gold at these par values.

1971 AD	On August 15, U.S. terminates all gold sales or purchases, thereby ending conversion of foreign officially held dollars into gold; in December, under the Smithsonian Agreement signed in Washington, U.S. devalues the dollar by raising the official dollar price of gold to $38 per fine troy ounce. Two years later, the US Dollar is removed from gold standard, and gold prices are allowed to float free.

1974 AD	On December 31, US government ends its ban on individual ownership of gold.

1980 AD	Gold reaches intra-day historic high price (inflation adjusted) of $870 on January 21 in New York.

1997 AD	Congress passes Taxpayer Relief Act, allowing purchases of gold bullion coins and bars by US Individual Retirement Accounts, as long as they are of a fineness equal to, or exceeding, 99.5% gold.[2]

1999 AD	15 large central banks sign the Central Bank Gold Agreement (CBGA), limiting their combined gold sales to 400 tonnes per year. The agreement is renewed in 2004 and again in 2009.

[1]	Source: World Gold Council. An Investor’s Guide to the Gold Markets. (US Edition), April 2010.

[2]	Please consult your tax advisor

STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
www.spdrgoldshares.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
As with all investments, investing in gold entails risk. There can be no assurance that gold will maintain its long-term value in terms of purchasing power in the future or that gold will continue to exhibit low to negative correlation with other asset classes. You could lose money my investing in gold.
Important Information Relating to SPDR Gold Shares Trust:
The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1.866.320.4053.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. There can be no assurance that the active trading market for GLD shares will be maintained. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 8666.320.4053 • www.spdgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
© 2011 State Street Corporation. All Rights Reserved.     IBG-4500     Exp. Date: 8/31/2012     IBG.GLD.HIS.0811

Precise in a world that isn’t.sm

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.